PRIMERO MINING CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Primero Mining Corp.
79 Wellington Street West, TD South Tower
Suite 2100, P.O. Box 139, Toronto-Dominion Centre
Toronto, ON M5K 1H1

Item 2	Date of Material Change

January 20, 2015.

Item 3	News Release

A news release was issued by Primero Mining Corp. (“Primero”) on January 20, 2015 through the facilities of Marketwired and filed on SEDAR on January 20, 2015.

Item 4	Summary of Material Change

Primero announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase US$75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures on a bought-deal basis.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Primero announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase US$75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “Debentures”) on a bought-deal basis (the “Offering”). Primero has also granted the underwriters an option (the “Option”) to purchase up to an additional 15% of the Offering, on the same terms and conditions, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Offering is expected to close on or about February 9, 2015.

Primero intends to use the net proceeds of the offering and the Option (if exercised) for general corporate purposes as well as to fund underground development and mill expansion plans at its San Dimas mine, to fund development and capital expenditures at the Black Fox complex and to repay the indebtedness outstanding under its US$75.0 million revolving credit facility.

The Debentures will be direct, subordinated, unsecured obligations of Primero and will rank equally with one another and with all other existing and future unsecured indebtedness of Primero (other than Senior Indebtedness, as that term will be defined in the trust indenture governing the Debentures). The Debentures will mature on February 28, 2020.

The Debentures will bear interest at a rate of 5.75% per annum, payable in US dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The Debentures will be convertible into Primero common shares (“Common Shares”) at a conversion price of US$6.55 per share, representing a conversion rate of 152.6718 Primero shares per US$1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The Debentures will not be redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the Debentures may be redeemed by Primero, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In connection with the Offering, Primero will file a preliminary short-form prospectus in all provinces of Canada, except Quebec. The Offering is subject to customary regulatory approvals, including the approval of the Toronto Stock Exchange. The Debentures being offered, and the Common Shares issuable upon the conversion or redemption of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws of the United States. Accordingly, the Debentures may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Investor Relations of Primero, who is knowledgeable about the details of this material change and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 9	Date of Report

January 22, 2015.